Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

CASCADES ANNOUNCES AGREEMENT FOR THE ACQUISITION

OF ORCHIDS PAPER PRODUCTS ASSETS

Kingsey Falls, QC, July 1st, 2019 – Cascades (TSX: CAS) (“the Company”), a leader in the recovery and manufacturing of packaging and tissue products, announces that it has entered into a definitive agreement for the acquisition of substantially all of the assets of Orchids Paper Products Company (“Orchids” or “Orchids Paper”) following the approval thereof by the United States Bankruptcy Court for the District of Delaware (subject to completion of definitive documentation). Cascades will pay a cash consideration of US$207 million, financed by the Company’s credit facilities. The assets to be acquired include the Barnwell, South Carolina and Pryor, Oklahoma operations, as well as certain assets, the supply and other commercial arrangements with Fabrica de Papel San Francisco, S.A. de C.V. (“Fabrica”), based in Mexicali, Mexico, and certain of its affiliates. Cascades anticipates the transaction will close in August or September 2019, subject to the satisfaction of customary closing conditions.

The acquired assets are expected to generate annual EBITDA of approximately US$45 million beginning in 2021, implying an acquisition multiple of approximately 5x, driven by the maximization of capacity utilisation of the acquired facilities, Company asset rationalization, and important reductions of corporate, sub-contracting and logistics costs.

Orchids Paper’s integrated plants have an estimated parent roll capacity of up to 114,000 tons and up to an estimated 114,500 tons of converting capacity. Additionally, Orchids Paper has an agreement with Fabrica providing access for up to an additional 20,000 tons of converted products for the Western U.S. market. More than US$240 million has been invested in the plants’ modern production and converting equipment and strategic partnership over the last five years. This includes, at the Pryor site, the installation of a new paper machine, two new converting lines and the modernization of two others converting lines. At the Barnwell site, a new Valmet QRT paper machine was installed in 2017. In the coming months, Cascades will invest approximately US$5 million to add swing functionality to expand the range of products that can be manufactured from ultra-premium structured tissue to high-quality conventional, thereby maximizing its full potential.

The acquisition accelerates the modernization of Cascades’ U.S. tissue platform while strengthening the geographic and operational positioning of the Company’s retail tissue segment in the Southern and Western United States. The acquired plants, equipped with 100” paper machines, are better aligned with Cascades’ long-term model for its converting equipment, which will reduce the rejection rates during conversion operations and improve overall efficiency and productivity.

In the coming months, Cascades will maximize the profitability of the Barnwell and Pryor plants, which operated at approximately 30% and 70% of their total converting capacity in 2018, by transferring volumes that are currently outsourced to third parties or produced at the Company’s other U.S. plants to these facilities. The operational optimization of the new assets, lower transportation and sub-contracting costs, reduction of Orchids corporate costs, and the rationalization of Cascades’ current platform are expected to generate full-year annual EBITDA run-rate of approximately US$45 million beginning in 2021.

Cascades President and CEO, Mario Plourde, commented: “This acquisition is very well aligned with our strategic plan and supports our efforts to position our tissue platform for long-term growth. The acquisition of these well-funded assets enables us to do so while simultaneously supporting market consolidation and avoiding the risks inherent in the construction or installation of new equipment. We are focused on carrying out strategic investments in our key tissue sector that will modernize our assets, lower our fixed cost base, optimize our geographic footprint, and improve our logistics network and requirements to support the growth of our customers and Cascades. We are very pleased that this acquisition is well equipped to do all these. I have confidence in our future in this sector which has been very beneficial and generated interesting margins for Cascades over the past 40+ years”.

Cascades Tissue Group President and COO Jean-David Tardif noted: “This acquisition combined with the ongoing execution of our modernization plan are enhancing our ability to serve our customers, increasing the quality of the products we manufacture, and improving the profitability of the Tissue Group. The Barnwell and Pryor sites have well-invested modern equipment and an experienced and seasoned workforce. Today’s acquisition is another important step we are taking that will increase our competitive positioning and support the growth of our customers by providing them with quality, value-added service and products.”

The Company will hold a conference call on July 2nd at 8:00 a.m. (ET) to discuss the strategic acquisition. The call can be accessed by phone or via the company’s website.

Dial-in number	1-888-231-8191 (toll-free) 1-647-427-7450 (international)
Replay	1-855-859-2056, access code: 1744949
Webcast	www.cascades.com, “Investors” section (live and archived)

CIBC Capital Markets is acting as exclusive financial advisor, and K&L Gates as legal counsel, to Cascades in the transaction.

Founded in 1964, Cascades offers sustainable, innovative and value-added packaging, hygiene and recovery solutions. The company employs 11,000 women and men across a network of over 90 facilities in North America and Europe. Driven by its participative management, half a century of experience in recycling, and continuous research and development efforts, Cascades continues to provide innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature Blog: blog.cascades.com

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